Exhibit 3.139

LIMITED LIABILITY COMPANY AGREEMENT

OF

NEXTEL RETAIL STORES, LLC

This declaration is the Limited Liability Company Agreement (the “Agreement”), dated as of December 30, 2003, made by Nextel Operations, Inc., the sole Member of the limited liability company referred to in this Agreement. Unless the context otherwise requires, terms that are capitalized and not otherwise defined in context have the meanings set forth or cross referenced in Article 2 of this Agreement.

Article 1.  Organization

1.1
Formation of the Company; Term.  The Company is a limited liability company under the Act (as defined below), governed by this Agreement. The Company is an entity separate from its sole Member, created by the execution and filing with the Secretary of the State of Delaware of the Certificate of Formation of Nextel Retail Stores, LLC on December 29, 2003. Unless sooner dissolved and liquidated in accordance with Article 6, the Company is to continue in perpetuity.

1.2
Name.  The name of the Company is: Nextel Retail Stores, LLC.

1.3
Purpose of the Company. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act.

1.4
Principal Place of Business, Office and Agent. The principal place of business and mailing address of the Company, and the office where the records required by the Act are kept is 2001 Edmund Halley Drive, Reston, VA 20191, or at such other location selected, from time to time, by the Member. The registered office of the Company in Delaware is at the office of the statutory agent of the Company in Delaware. The statutory agent of the Company in Delaware is The Corporation Service Company, 2711 Centerville Road, Wilmington, Delaware 19808. The Member may, from time to time, change the statutory agent or the principal place of business of the Company, without reflecting the change in this Agreement.

1.5
Fictitious Business Name Statement; Other Certificates. The Officers will, from time to time, register the Company as a foreign limited liability company and file fictitious or trade name statements or certificates in those jurisdictions and offices as the Officers consider necessary or appropriate. The Company may do business under any fictitious business names approved by the Member. The Officers will, from time to time, file or cause to be filed certificates of amendment, certificates of cancellation, or other certificates as the Officers reasonably consider necessary or appropriate under the Act or under the law of any jurisdiction in which the Company is doing business to establish and continue the Company as a limited liability company or to protect the limited liability of the Member.

Article 2.  Definitions

“Act” means the Delaware Limited Liability Company Act, Delaware Code Title 6, Chapter 18 (Sections 18-101, et seq.), as amended from time to time. Any reference to the Act automatically includes a reference to any subsequent or successor limited liability company law in Delaware.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified person. A Person controls another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the “controlled” Person, whether through ownership of voting securities, by contract, or otherwise. Affiliate also includes any Person who is related by blood or marriage to the Person in question.

“Agreement” means this Agreement as amended from time to time. “Company” means Nextel Retail Stores, LLC.

“Fiscal Year” means the fiscal year of the Company as determined from time to time, and, initially, means a fiscal year ending on December 31; provided that the Member, subject to applicable tax law, may change the Fiscal Year at its election at any time.

“Member” means Nextel Operations, Inc.

“Officer” or “Officers” means any Officer or Officers appointed as provided in Article 4.

“Person” or “persons” means any natural person, partnership (whether general or limited or whether domestic or foreign), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or representative capacity.

Article 3.  Capitalization; Economics

3.1
Capital.  The capital of the Company consists of the assets (subject to the liabilities) of Nextel Retail Stores, Inc., the Delaware corporation that was the predecessor in interest to the Company.

3.2
Reserved

3.3
Interest.  The Member is not to be paid interest on its capital contribution(s) to the Company.

3.4
Distributions.  Prior to the winding-up and liquidation of the Company, the Member may, in its sole discretion, cause the Company to make distributions of cash or other property to the Member. Upon winding up and liquidation of the Company, all assets of the Company shall be distributed in the manner and in the order of priority as provided in the Act.

Article 4.  Management

4.1
Management by the Member and Officers. The Company shall be managed by the Member and by Officers appointed by the Member.

4.2
Officers of the Company.  The initial Officers of the Company are:

Timothy M. Donahue	President
Paul N. Saleh	Vice President & Chief Financial Officer
Thomas N. Kelly, Jr.	Vice President
Robert L. Johnson	Vice President
Mark Adams	Vice President
Michael D. Stanfill	Vice President
Leonard J. Kennedy	Vice President
Brian Meadows	Vice President
William G. Arendt	Vice President
Albert P. Shotwell	Vice President
Horace Jordan	Vice President, Corporate Tax
Brian I. Davis	Vice President, Tax
Leon Frazier	Vice President
Christie A. Hill	Vice President & Corporate Secretary
Matthew C. Weed	Assistant Secretary
Gary D. Begeman	Vice President & Deputy General Counsel
Thomas D. Hickey	Assistant Secretary
Richard S. Lindahl	Vice President & Treasurer
Marci Carris	Vice President & Assistant Treasurer
Michael T. Sicoli	Vice President & Assistant Treasurer

The Company may have such additional Officers as are appointed, from time to time, by the Member. From time to time, the Member may establish, increase, reduce or otherwise modify responsibilities for the Officers or may create or eliminate offices as the Member considers appropriate. Any Officer may be removed at any time by the Member. The Officers of the Company have the authority, responsibilities and duties as are customary for officers holding similar positions with respect to businesses conducted in corporate form and such additional authority, responsibilities and duties as the Member may determine, from time to time. Any number of offices may be held by the same person. Each Officer holds office until his successor is appointed or elected or until his earlier resignation or removal. Any Officer may resign at any time upon written notice to the Company.

4.3
Duties of the Officers.  In addition to obligations imposed by other provisions of this Agreement, each Officer will devote to the Company such time as is reasonably necessary and his best efforts to carry out the business of the Company and to accomplish its purposes.

Article 5.  Standard of Care; Indemnification

5.1
Standard of Care.  Any Member or any director, trustee or officer of any Member serving on behalf of the Company, and any Officer or employee of the Company in the performance of his, her or its duties, is entitled to rely in good faith on information, opinions, reports or statements presented to the Company by any of its other Members, Officers, employees or committees of the Company, or by any other Person, as to matters the Member or any director, trustee or officer of any Member serving on behalf of the Company, and any Officer or employee of the Company reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

5.2
Right to Indemnity.  If any Member or assignee or any trustee, director, officer, partner, member, or director of any Member or assignee serving on behalf of the Company or any Officer of the Company (an “Indemnitee”) was or is a party, or is threatened to be made a party in any threatened, pending or completed action, suit, proceeding or investigation involving a cause of action or alleged cause of action for damages or other relief arising from or related to the business or affairs of the Company, the Company (but without recourse to the separate assets of the Member or any assignee) shall indemnify the Indemnitee against all losses, costs and expenses, including judgments and amounts paid in settlement and attorney’s fees actually and reasonably incurred by the Indemnitee in connection with the action, suit, proceeding or investigation, so long as the Indemnitee has performed his, her or its duties in good faith, in a manner he, she or it reasonably believes to be in the best interests of the Company, and with the care that an ordinarily prudent person in a similar position would use under similar circumstances and, with respect to any criminal action, proceeding or investigation, that she, he, or it had reasonable cause to believe his, hers or its conduct was not unlawful. The termination of any action, suit, proceeding or investigation by judgment, order, settlement or conviction upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that an Indemnitee did not act in good faith and in a manner she, he, or it reasonably believed to be in the best interests of the Company and with the care that an ordinarily prudent person in a like position would use under similar circumstances and, with respect to any criminal action, proceeding or investigation, that she, he, or it had reasonable cause to believe his, hers or its conduct was not unlawful.

5.3
Member Determination.  Unless indemnification is ordered by a court, the determination for purposes of Section 5.2 whether an Indemnitee met the standard set forth in this Agreement shall be made in the specific case by the Member.

5.4
Advancement of Expenses.  Expenses, including attorneys’ fees, incurred by any Indemnitee in defending any action, suit, proceeding or investigation shall be paid by the Company as they are incurred, in advance of the final disposition of the action, suit, proceeding or investigation, upon the terms and conditions as the Member shall determine.

5.5
Other Rights to Indemnity or Reimbursement; Survival.  Notwithstanding the foregoing, indemnification under this Article 5 shall be provided only with respect to losses, costs, expenses, judgments and amounts which otherwise are not compensated for by insurance carried for the benefit of the Company. Any indemnification pursuant to this Agreement shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any rule of law (whether common law or statutory), agreement or arrangement, whether as to action in an official capacity or as to action in another capacity while holding such position or while employed by or acting as agent for the Company, and shall continue as to an Indemnitee who has ceased to serve in any capacity on behalf of the Company and shall inure to the benefit of the heirs, successors, executors and administrators of the Indemnitee.

5.6
Indemnification of Employees and Agents.  The Company may indemnify any employee or agent of the Company and any employee or Affiliate of any Member serving on behalf of the Company upon such terms and conditions, if any, as the Member considers appropriate.

5.7
Savings Clause.  If this Article 5 or any portion of this Article shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Indemnitee as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, including any action by or in the right of the Company, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

Article 6.  Dissolution and Final Liquidation

6.1
Dissolution. Notwithstanding the retirement, resignation, expulsion, bankruptcy or dissolution of the Member, or the occurrence of any other event that terminates the continued membership of the Member in the Company, the term of the Company shall continue from the date of its formation in perpetuity, unless earlier dissolved on the earliest to occur of:

(A)	An election to dissolve the Company made by written consent of the Member; or

(B)	The entry of a decree of judicial dissolution under the Act.

6.2
Winding Up.  On the dissolution of the Company, the Company’s affairs shall be wound up as soon as reasonably practicable. The winding up shall be accomplished by the Member.

6.3
Distribution of Assets.  On the winding up of the Company, its assets shall be applied in the manner, and in the order of priority, provided for in the Act.

Article 7.  General

7.1
Governing Law. This agreement is governed by and is to be construed under the laws of Delaware, without giving effect to its rules of conflicts of laws.

7.2
Construction.  The headings contained in this Agreement are for reference purposes only and do not affect the meaning or interpretation of this Agreement. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, include all other genders. Unless otherwise specifically stated, references to Sections or Articles refer to the Sections and Articles of this Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first above written.

NEXTEL OPERATIONS, INC.
Sole Member

By:	/s/ Leonard J. Kennedy
Name:	Leonard J. Kennedy
Title:	Vice President

AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT
OF NEXTEL RETAIL STORES, LLC

This Amendment is made this 12th day of July 2004 by Nextel Operations, Inc. (“Nextel”), sole member of and party to the Limited Liability Company Agreement of Nextel Retail Stores, LLC (the “Company”), signed December 30, 2003 (the “LLC Agreement”).

Nextel hereby adds Section 7.3 to the LLC Agreement to read in full as follows:

“Section 7.3 Certificate of Interest. The membership interest of the Member shall be certificated in a “Certificate of Interest” and issued to the Member by the Company to evidence the Member’s membership interest. The Certificate of Interest shall be “security” as defined in Article 8, Section 8-102(a)(15) of the Uniform Commercial Code as adopted and in effect in the State of Delaware, and shall be governed by such Article in all respects.”

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first above written.

NEXTEL OPERATIONS, INC.
Sole Member

By:	/s/ Matthew C. Weed
Name:	Matthew C. Weed
Title:	Assistant Secretary